Exhibit 99.2

BAJA MINING CORP.
Suite 500, 200 Burrard Street
Vancouver, British Columbia
V6C 3L6
Tel: (604) 685-2323
Fax: (604) 629-5228

April 5, 2012

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission Ontario
Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Re: Baja Mining Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Special Meeting of Shareholders of Baja Mining Corp. (the "Company") held on April 3, 2012. Further information about each of the resolutions may be found in the Notice of Meeting dated

Voting on all resolutions was conducted by ballot. As the first two resolutions did not pass, voting on the third and fourth resolutions was conducted for information purposes only.

1.	A resolution that directors Giles Baynham and Gerald Prosalendis be removed from the Company’s Board of Directors

Votes For	Votes Against	% of Votes For	% of Votes Against
100,778,758	157,401,869	39.03%	60.97%

2.	A resolution to set the number of directors of the Company at nine if the previous resolution was not passed

Votes For	Votes Against	% of Votes For	% of Votes Against
126,805,791	131,374,836	49.12%	50.88%

3.	A resolution electing Mount Kellett nominee Stephen Lehner to the Board of Directors

Votes For	Votes Withheld	% of Votes For	% of Votes Withheld
125,696,401	132,471,726	48.69%	51.31%

4.	A resolution electing Mount Kellett nominee Lorie Waisberg to the Board of Directors

Votes For	Votes Withheld	% of Votes For	% of Votes Withheld
126,018,552	132,149,575	48.81%	51.19%

5.	A resolution to amend the Company’s stock option plan, as detailed in Exhibit G of the Company’s February 23, 2012 management information circular

Votes For	Votes Against	% of Votes For	% of Votes Against
243,385,906	14,794,721	94.27%	5.73%